UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Santander

Earnings Presentation

3Q23
BR-GAAP

October 25th, 2023

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.


Santander

1 Strategy Update

2 3Q23 Results Highlights

3 Takeaways

Key Messages

Highlights | 3Q23

Progress of the funding and fees plan enhances portfolio diversification

Improvement in NPL and cost of credit consolidates our strategy to resume credit growth

Markets NII shows improvement in the quarter, while **clients NII shows positive trends**

Culture of productivity and cost management

Results

Net Profit

R$ 2.7 billion
(+18% QoQ)

ROAE

13.1%
(+1.9 p.p. QoQ)

Priorities | 2023

Customer base monetization and loyalty through principality

Expansion of **strategic businesses, boosting our growth**

Innovation and technology enhancing businesses

Santander

Customer Centricity

We are a digital bank with branches, available where, how and when the customer desires

Principality

Focus on becoming the preferred bank for customers in their financial decisions

+3% QoQ
+4% YoY
Loyal customers

69% of loyal customers from **payroll**

NPS

Multichannel: 96% of customers use two or more channels

	Individuals	Companies	Physical	Digital	Remote
NPS	54	39	71	68	67
QoQ	+3 QoQ	+5 QoQ	0 QoQ	+3 QoQ	+7 QoQ
YoY	+3 YoY	+19 YoY	+10 YoY	+6 YoY	+32 YoY

(Individuals and Companies: Customers; Physical, Digital and Remote: Channels)

+6% YoY
Net revenue[1] per loyal retail customer

+3% YoY (+7% QoQ)
Fees expansion

+16% YoY (+5% QoQ)
Funding growth



Payroll
Select
Investments
Cards and Loyalty

(1) Average net revenue from loan loss provisions

Customer Centricity

Santander Select

Ambition of becoming the **leading platform for premium services in Brazil**

NPS	Select customers (in thousands)	Loan portfolio (R$ billion)	Revenue[1] per loyal customer (base 100)

NPS

67

+4 QoQ

+8 YoY

Select customers (in thousands)


+44%
674
968
Sep/22
Sep/23

Ambition of **1 million** in dec/23

Select customers grew 6x faster than individual retail

Loan portfolio (R$ billion)


+19%
45.6
54.1
Sep/22
Sep/23

Accouting for 23% of the individual retail portfolio (+3 p.p. YoY)

Revenue[1] per loyal customer (base 100)


100
121
138
9M21
9M22
9M23

Revenue from loyal Select customers is 5x greater than individual retail customers

Launch of a comprehensive International Offering

- Select Global
- International wire transfer
- Investments in the U.S.
- Currency exchange in cash
- International Concierge

(1) Average monthly revenue.

Investments

Expansion of the funding plan

	Retail[1]	Santander AAA[2]	TORO	Santander Private Banking
Accelerated Net Inflow (R$ billion)	9M22: 7.7 → 9M23: 18.1 (+135%)	4Q22: 0.6 → 3Q23: 2.7 (+363%)	9M22: 3.3 → 9M23: 7.0 (+111%)	9M22: 12.5 → 9M23: 27.6 (+121%)
Customer satisfaction	NPS 75 (+15 YoY)	NPS 84 (+4 QoQ)	NPS 86 (+12 YoY)	NPS 85 (+8 YoY)
Accelerated expansion plan	Revenue Growth +16% YoY (9M23) 77% share of Investments[3] done through digital channels (+6 p.p. YoY)	R$ 2.2 million 3Q23 net inflow per advisor 1.4 thousand advisors in 3Q23 › Ambition of 2.0 thousand by 1Q24	R$ 17.6 billion AuC (+91% YoY) 1.4 million customers (+25% YoY)	Record inflow and revenue results Revenue growth +26% YoY (9M23)

Outstanding recognition[4]: **Best House to invest** in COE | **Best Performance** | **Best Distribution in Brazil**

(1) Retail inflow considers AAA (2) AAA was lauched in Aug/22, hence we conducted a quarterly comparison (3) Investment in funds(4) Source: SRP Americas Awards 2023

Cards and Loyalty

Cards as a lever for principality

NPS[1] **85**

+5 QoQ

+3 YoY

Best card in the market in 2023[2]

Increased recurrence **+15%** spending per customer (YoY)

Resumption of Growth

Cards issued
(base 100)


100
44
38
60
3Q21
3Q22
2Q23
3Q23

NPL 90

Asset quality above the market

(Aug/23 vs Aug/22)


+ 43 bps
+ 280 bps
Santander
"SFN"³

Profitaability of new vintages

Loss Absorption[4]
(base 100)


100
163
156
3Q22
2Q23
3Q23

Esfera_

Our loyalty platform

- Esfera points
- Marketplace
- Discount
- Incentives

Cross-selling opportunities

+50% card spending after activation in Esfera

NPS **80**

+5 YoY

41 million Website/app visits 9M23

+32% YoY Active customers in Esfera who have Santander cards

(1) NPS at the moment of purchasing the product. (2) By the CONAREC Award – Modern Consumer 2023. (3) Brazilian Financial System. (4) Loss Absorption: representes the number of times that revenues are capable of absorbing losses (Net Interest Income + Fees) / LLP.

Companies

Ambition to be the bank of choice for companies

More deals

Expanded loan portfolio[1] — **R$ 312 billion** (+10% YoY)

Revenues (base 100)


100
132
143
9M21
9M22
9M23

JV between Ben and Sodexo/Pluxee allows expansion into corporate benefits[2]

Large Corporates

Services tailored to our customers' complexity and sophistication

Revenues (base 100)


100
126
133
9M21
9M22
9M23

2nd largest independent Energy trader

Acquisition of FIT Energia for retail expansion

Acceleration of the portfolio and private securities **R$ 237 billion** (+11% YoY)

Rankings YTD

- 1st **Local Trade Finance**[3] | **25%** market share
- 1st **FX Brazil**[4] | **13%** market share
- 3rd **DCM Local Origination**[5] | **14%** market share
- 3rd **ECM Brazil (Deals)**[6]
- 3rd **M&A Brazil (Deals)**[6]

SMEs

Ambition to double this business in the medium term by expanding the customer base and principality

Revenues (base 100)


100
138
152
9M21
9M22
9M23

Evolution of fees 9M23:
+9% YoY in cash
+37% YoY in "consórcios"

Customer acquisition at the Bank **45 thousand/month**

R$ 65 billion in loan portfolio (+3% QoQ)

Customers with revenues ranging from R$ 30 to 200 million account for **44% in portfolio**

Open finance: 1st Bank to enable payments with balances from other institutions through its own channels

Santander

(1) Including guarantees and securities. (2) Pending regulatory approval (3) Source: International Chambers of Commerce. (4) Source: Bacen and Euromoney. (5) Source: ANBIMA. (6) Source: Dealogic.

Strategic Businesses

boosting our growth with profitability

Consumer Finance

22% market share in auto loans to individuals

Strategic partnerships consolidating us as **market leaders**

Record origination in auto loans (R$ billion)


+15%
9.1
8.8
10.5
3Q22
2Q23
3Q23

Profitability of new vintages Loss Absorption[1] (base 100)


100
167
171
3Q22
2Q23
3Q23

Payroll loans

Loan portfolio growth outpacing the Brazilian Financial System, Santander +13% vs "SFN"[2] +11%, (Aug/23 vs Aug/22)


+12%
57.5
62.7
64.6
Sep/22
Jun/23
Sep/23

NPL 90 outperforms the Brazilian Financial System (Aug/23 vs Aug/22)


Santander
"SFN"²
-17 bps
-13 bps

Profitability of new vintages Loss Absorption[1] (base 100)


100
115
119
3Q22
2Q23
3Q23

Agribusiness

Loan portfolio (R$ billion)


+37%
35.6
42.1
48.7
Sep/22
Jun/23
Sep/23

Agribusiness Revenue (base100)


100
143
214
9M21
9M22
9M23

R$ 6 billion prospected in major industry fairs (+59% YoY)

(1) Loss Absorption: represents the number of times that revenues are capable of absorbing losses (Net Interest Income + Fees) / LLP. (2) Brazilian Financial System

Technology as a growth driver

Our culture of productivity and operational excellence fosters continuous enhancement in customer experience


Total transactions (billion)
Unit cost (base 100)
2.7
3.0
3.0
4.4
5.7
6.8
100
91
94
68
54
48
-52%
decrease in transaction unit cost over 5 years
9M18
9M19
9M20
9M21
9M22
9M23

Obsession with customer experience

Best digital stability performance by **Downdetector** (-49% mentions YoY)

Recognized by customers Santander App for individuals rating 4.7/5[1], among the top banking apps

Increase in productivity with Generative AI in remote service

Agility and Scalability

94% of operations running in the cloud (+2.1 p.p. QoQ)

+23% YoY deployments, with 86% automatically

Contextualized offer by open finance data

Technology teams integrated with the business

Focus on result and transformation Advancement of business domain structures **27** business domains

Strong Culture F1RST Digital Services

5 thousand employees (+43% YoY)

81 eNPS

-9 p.p. Turnover (YoY)

(1) App Store and Play Store



1

Strategy Update

2

3Q23 Results Highlights

3

Takeaways

Markets NII continues to show a favorable evolution in the quarter and clients NII has a positive outlook

(R$ million)	3Q23	3Q23 x 2Q23	9M23	9M23 x 9M22
Clients NII	**14,240**	**-1.3%**	**42,977**	**1.6%**
Product NII	13,547	-0.2%	40,517	1.4%
Volume	555,842	0.9%	547,991	10.7%
Spread (p.a.)	9.7%	*-0.2 p.p.*	9.9%	*-0.9 p.p.*
Markets NII	**-827**	**-1.8%**	**-2,840**	**-4.5%**
Net Interest Income	**13,413**	**-1.2%**	**40,137**	**2.1%**

Net Interest Income



R$ million
10.3%
9.8%
10.1%
9.9%
9.7%
-1,545
-1,265
-1,170
-843
-827
14,143
13,781
14,315
14,422
14,240
3Q22
4Q22
1Q23
2Q23
3Q23
Spread (p.a.)
Markets NII
Clients NII

Loan portfolio expansion, particularly in individuals and SMEs

(R$ million)	Sep/23	Sep/23 x Jun/23		Sep/22	Sep/23 x Sep/22	
Individuals	232,721	1.6%		220,417	5.6%	
Consumer Finance[1]	66,112	-2.1%	1.4%[2]	67,928	-2.7%	0.3%[2]
SMEs	64,898	3.1%		60,964	6.5%	
Corporate	138,896	-0.6%		134,943	2.9%	
Total[3]	**502,626**	**0.7%**	1.1%[2]	**484,252**	**3.8%**	4.2%[2]
Private securities and guarantees	122,861	4.2%		95,608	28.5%	
Expanded Portfolio	**625,487**	**1.3%**	1.7%[2]	**579,860**	**7.9%**	8.2%[2]

Focus on **collateralized products**

67% of the individual loan portfolio is collateralized

+1.2 p.p. QoQ
+2.5 p.p. YoY

Portfolio

Payroll loans
R$ 64.6 billion
+3% QoQ
+12% YoY

Auto loans[4]
R$ 66.9 billion
+4% QoQ[2]
+6% YoY[2]

Cards
R$ 50.2 billion
+2% QoQ
+5% YoY

Agribusiness[5]
R$ 48.7 billion
+16% QoQ
+37% YoY

(1) Impacted by the sale of the entire stake in Banco PSA, whose portfolio amounted to R$ 2,302 million in jun/23. (2) Variations disregarding Banco PSA. (3) Disregarding exchange rate fluctuations, the total portfolio would have grown by +0.2% QoQ and +4.4% YoY. The corporate portfolio would have decreased by -2.1% QoQ and +5,0% YoY. (4) Including auto loans, consumer finance, individual, and SME & Corporate portfolio. (5) Considering loans and Private Securities.

Funding increase through the acceleration of our plan

(R$ million)	Sep/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Demand deposits	44,012	10.8%	39,517	11.4%
Saving deposits	57,283	-0.7%	60,237	-4.9%
Time deposits	359,383	6.6%	310,981	15.6%
Repo products[1]	19,010	2.6%	12,255	55.1%
Real Estate (LCI) and Agribusiness (LCA) credit notes	71,672	0.0%	54,573	31.3%
Others[2]	60,005	-0.8%	49,734	20.7%
Funding from Clients	**611,365**	**4.5%**	**527,297**	**15.9%**

Loan to Deposit

Loan Portfolio[3] to Funding from Customers Ratio


-7.7 p.p.
-3.3 p.p.
100.6%
99.2%
97.7%
96.1%
92.8%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23

Funding from clients

R$ billion


+15.9%
527.3
585.3
611.4
2.3%
7.5%
11.4%
9.4%
10.3%
59.0%
3.2%
6.8%
9.9%
10.3%
12.2%
57.6%
3.1%
7.2%
9.4%
9.8%
11.7%
58.8%
Sep/22
Jun/23
Sep/23
Repo products[1]
Demand deposit
Savings deposit
Others[2]
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits

(1) Backed by debentures. (2) Financial bills, secured real estate notes and COE. (3) Disregarding guarantees. Considering private securities.

Significant fee evolution due to business diversification

(R$ million)	3Q23	3Q23 x 2Q23	9M23	9M23 x 9M22
Cards	1,415	3.2%	4,137	1.6%
Current Account Services	1,028	2.6%	3,023	5.0%
Insurance Fees	946	19.0%	2,496	0.5%
Securities Brokerage and Placement	409	-4.3%	1,196	7.5%
Credit Operations	528	10.8%	1,476	10.0%
Asset Management and "Consórcios"	360	6.2%	1,049	13.8%
Asset Management	138	9.4%	403	-9.8%
"Consórcios"	222	4.2%	645	36.0%
Collection Services	337	4.2%	988	-8.0%
Others	99	31.4%	268	-22.8%
Total Fees	**5,123**	**6.5%**	**14,632**	**2.8%**

Total fees

R$ million



4,734
5,075
4,699
4,810
5,123
3Q22
4Q22
1Q23
2Q23
3Q23

Fee breakdown in 3Q23

R$ million



+6.5%
4,810
44
26
151
-18
51
21
13
24
5,123
2Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management and "Consórcios"
Collection Services
Others
3Q23

Evolution of credit indicators allows greater capacity to resume growth

Allowance for loan losses and cost of credit


R$ million
4.4%
5.0%
4.5%
1
3.9%
2
3.6%
6,209
7,364
11,000
6,765 1
5,980 2
4,530
5,618
7,064
8,056
7,699
7,162
6,487
-854
-692
-934
-1,182
-869
3Q22
4Q22
1Q23
2Q23
3Q23
LLP
Recovery of written-off loans
Cost of credit – 3M
Considering the extraordinary events

NPL Formation[3]


1.07%
1.27%
1.56%
1.70%
1.32%4
1.05%
6,6044
5,033
6,161
7,618
8,501
5,250
3Q22
4Q22
1Q23
2Q23
3Q23
NPL formation/ portfolio (ex-renegotiated)
NPL formation (ex-renegotiated) (R$ million)

Renegotiated loan portfolio


48.5%
48.9%
54.4%
53.1%
52.7%
7.3%
7.5%
7.4%
7.1%
6.8%
35,381
36,922
36,844
35,600
34,334
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
Renegotiated portfolio coverage
Renegotiated portfolio relative to the total loan
Renegotiated Portfolio

(1) Disregarding the effect of the additional provision booked in 1Q23 (2) Disregarding the impact of the additional provision reversal in 2Q23 (3) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (4) Disregarding the active portfolio sale amouting to R$ 1.9 billion in 2Q23

Santander

Significant improvement in Over 90 and 15-90 days NPL ratios, especially in the Individuals segment

NPL Ratios

Over 90 days


4.3%
4.3%
4.5%
4.8%
4.2%
3.0%
3.1%
3.2%
3.3%
3.0%
1.3%
1.4%
1.4%
1.4%
1.3%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
Individuals
Total
Corporate & SMEs

Over 90 days in Corporate & SMEs


3.6%
3.7%
4.2%
4.1%
3.8%
0.1%
0.3%
0.1%
0.1%
0.1%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
SMEs
Corporate

15-90 days


6.1%
6.3%
6.5%
5.9%
5.6%
4.3%
4.5%
4.5%
4.2%
4.0%
1.9%
2.0%
1.9%
1.8%
1.9%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
Individuals
Total
Corporate & SMEs

15-90 days in Corporate & SMEs


5.2%
5.6%
5.4%
5.2%
4.9%
0.3%
0.1%
0.2%
0.2%
0.5%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
SMEs
Corporate

Expenses increased by 1% in the quarter on the back of investments aimed at business expansion

(R$ millions)	3Q23	3Q23 x 2Q23	9M23	9M23 x 9M22
Administrative	2,474	0.5%	7,347	1.5%
Personnel	2,795	1.1%	8,337	12.3%
Total Expenses	**5,268**	**0.8%**	**15,685**	**7.0%**
Depreciation and Amortization[1]	758	1.5%	2,228	11.7%
Total General Expenses	**6,027**	**0.9%**	**17,912**	**7.5%**

General Expenses



R$ million
5,973
+1.4%[2]
81
-0.5%[2]
-28
6,027
2Q23
Expenses with business expansion
Recurring expenses
3Q23

Expenses and Efficiency Ratio



R$ million
37.4%
40.6%
40.8%
42.9%
42.2%
5,691
6,049
5,913
5,973
6,027
685
734
722
747
758
2,465
2,652
2,412
2,462
2,474
2,540
2,663
2,778
2,765
2,795
3Q22
4Q22
1Q23
2Q23
3Q23
Personnel Expenses
Administrative expenses
Depreciation and Amortization[1]
Efficiency ratio

(1) Excluding 100% of the goodwill amortization expense of R$ 85 million in 3Q23 and R$ 111 million in 2Q23. (2) Variations in relation to the total of the previous period.

Results

(R$ million)	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Net Interest Income	13,413	13,579	-1.2%	40,137	39,311	2.1%
Fees	5,123	4,810	6.5%	14,632	14,233	2.8%
Total Revenues	**18,535**	**18,389**	**0.8%**	**54,769**	**53,544**	**2.3%**
Allowance for Loan Loasses	-5,618	-5,980	-6.0%	-18,363	-16,566	10.8%
General Expenses	-6,027	-5,973	0.9%	-17,912	-16,656	7.5%
Others	-4,240	-4,436	-4.4%	-11,949	-6,492	84.1%
Recurring Profit Before Taxes	**2,651**	**2,000**	**32.5%**	**6,545**	**13,830**	**-52.7%**
Taxes and Minority Interest	79	309	-74.5%	633	-2,619	n.a.
Recurring Net Profit	**2,729**	**2,309**	**18.2%**	**7,178**	**11,211**	**-36.0%**

Highlights

R$ million

	Net Interest Income	Fees	Recurring ROAE	Cost of credit | 3M	Expanded loan portfolio	BIS Ratio
3Q23	13,413 -1.2% QoQ	5,123 +6.5% QoQ	13.1% +1.9 p.p. QoQ	3.6% -0.3 p.p. QoQ -0.7 p.p. YoY	625,487 +1.3% QoQ +7.9% YoY	14.3% +0.8 p.p. QoQ, -0.2 p.p. YoY
9M23	40,137 +2.1% YoY	14,632 +2.8% YoY	11.6% -7.3 p.p. YoY			CET1 11.2% +0.5 p.p. QoQ, -0.1 p.p. YoY


Santander Select

1 Strategy Update

2 3Q23 Results Highlights

3 **Takeaways**


Santander

Takeaways

Quarter highlights and expectations

- Consolidation of our strategy with **significant improvements in NPL** and **cost of credit**, allowing the **portfolio to resume its growth**

- **Evolution of strategic businesses** bringing a positive outlook for **clients NII**

- Continuous focus on **customer base monetization** and **portfolio diversification** through the expansion of funding and fees

- Quest for **principality** and **continuous enhancement of the customer experience** through intensive use of technology